

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 16, 2016

<u>Via E-Mail</u>
Kong (Frank) Fan Xi
President, CEO and Director
Heavenstone Corp.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

>   **Re: Heavenstone Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 1, 2016**
>   **File No. 333-201314**

Dear Mr. Xi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 36</u>

<u>Key Alliances, page 40</u>

1. We note disclosure that you have a formal agreement with a construction company, Koll Custom Homes, who will lead the development and construction of your vineyard estate neighborhoods. Please tell disclose the material terms of this agreement here and tell us what consideration you have given to filing the agreement as an exhibit with your next amendment pursuant to Item 601(b)(10) of Regulation S-K.

<u>Plan of Operations, page 48</u>

2. We note your responses to comments six and seven in our letter dated October 29, 2015. We also note disclosure that your ranch segment plans to offer "a wide array of personal services to the owners of the estate homes during and after such homes are built". Please

revise to clearly describe the wide array of personal services you will provide through the ranch segment to the owners of the estate homes during and after such homes are built.

Land Acquisition and Development, page 40

3. We note your response to comment eight in our letter dated October 29, 2015. We note disclosure on page 40 that in certain cases you will acquire land only after completing feasibility studies and that you did not conduct any feasibility studies on the 70 acres you purchased. Please revise to describe what you consider when deciding whether or not feasibility studies are necessary, and if there is any risk to development of the property if feasibility studies are not conducted, particularly since you have not conducted feasibility studies on the 70 acres you have purchased. In addition, please reconcile this disclosure with the language on page 37 that states that informal feasibility studies were included in the due diligence you completed on the 70 acres.

Plan of Operations, page 46

4. We note your response to comment nine in our letter dated October 29, 2015. Please clearly describe the amount of capital you need to formalize alliances and construct your first vineyard home. We note disclosure in the "Resort Segment" section that you need $50 million to construct the resort facility, but there is no disclosure on the vineyard homes in the "Ranch Segment" section.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Eric Newlan, Esq.